08027704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48080

ANNUAL AUDITED REPORT
FORM X -17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Woodstock Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Towne Lake Parkway, Suite 200
(No. and Street)

Woodstock	**Georgia**	**30188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Raike, III **(770) 516-6996**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountantmust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William J. Raike, III**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Woodstock Financial Group, Inc.** , as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
President
Title

Notary Public

KELLY D. HANSARD
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMMISSION EXPIRES NOVEMBER 3RD 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodstock Financial Group, Inc.

(formerly Raike Financial Group, Inc.)

Financial Statements
and Supplemental Schedule
December 31, 2007 and 2006
(with Report of Independent
Registered Public Accounting Firm)

▶▶▶▶▶

Porter Keadle Moore, LLP

Report of Independent Registered Public Accounting Firm

To the Shareholders
Woodstock Financial Group, Inc.

We have audited the balance sheets of Woodstock Financial Group, Inc., formerly known as Raike Financial Group, Inc., as of December 31, 2007 and 2006 and the related statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodstock Financial Group, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 23, 2008

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)

Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets		
Cash and cash equivalents	$ 1,118,542	1,048,952
Clearing deposit	128,968	125,000
Furniture, fixtures, and equipment, at cost, net of accumulated depreciation of $139,980 and $115,417, respectively	38,909	60,497
Building, net of accumulated depreciation of $67,813 and $28,481, respectively	1,209,479	1,248,807
Commissions receivable	522,658	585,203
Due from brokers	13	26,334
Other assets	12,591	1,543
	$ 3,031,160	3,096,336
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable	$ 40,958	32,516
Commissions payable	450,930	427,557
Preferred dividends payable	30,274	30,274
Other liabilities	3,564	3,167
Mortgage note	980,848	993,412
Total liabilities	$ 1,506,574	1,486,926
Commitments		
Shareholders' equity:		
Series A preferred stock of $.01 par value; 5,000,000 shares authorized, 86,500 shares issued and outstanding (liquidation value of $865,000)	865	865
Common stock of $.01 par value; 50,000,000 shares authorized; 17,941,772 shares issued	179,418	179,418
Additional paid-in capital	3,689,778	3,351,228
Accumulated deficit	(2,189,520)	(1,766,146)
Treasury stock; 322,744 shares, carried at cost, respectively	(155,955)	(155,955)
Total shareholders' equity	1,524,586	1,609,410
	$ 3,031,160	3,096,336

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)

Statements of Operations

For the Years Ended December 31, 2007 and 2006

		2007	2006
Operating income:			
Commissions	$	6,945,332	7,980,379
Interest and dividends		339,167	440,531
Other fees and income		782,638	843,351
Total operating income		8,067,137	9,264,261
Operating expenses:			
Commissions to brokers		5,938,175	6,993,210
Clearing costs		151,395	184,951
Selling, general and administrative expenses		2,226,144	1,747,347
Interest expense		85,211	50,337
Other expense		29,038	5,175
Total operating expenses		8,429,963	8,981,020
Net earnings (loss)	$	(362,826)	283,241
Net earnings (loss) per share, based on weighted average shares outstanding of 17,941,772 and 17,629,044 in 2007 and 2006, respectively	$	(0.02)	0.01

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)

Statements of Shareholders' Equity

For the Years Ended December 31, 2007 and 2006

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance at December 31, 2005	$ 865	179,418	3,351,228	(1,988,839)	(151,406)	1,391,266
Preferred dividends	-	-	-	(60,548)	-	(60,548)
Purchase of treasury stock shares (22,744)	-	-	-	-	(4,549)	(4,549)
Net earnings	-	-	-	283,241	-	283,241
Balance at December 31, 2006	$ 865	179,418	3,351,228	(1,766,146)	(155,955)	1,609,410
Preferred dividends	-	-	-	(60,548)	-	(60,548)
Stock based compensation	-	-	338,550	-	-	338,550
Net loss	-	-	-	(362,826)	-	(362,826)
Balance at December 31, 2007	$ 865	179,418	3,689,778	(2,189,520)	(155,955)	1,524,586

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net earnings (loss)	$	(362,826)	283,241
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation		64,665	63,025
Compensation expense related to stock options		338,550	-
Change in clearing deposit		(3,968)	-
Change in commissions receivable		62,545	136,779
Change in due from brokers		26,321	10,944
Change in other assets		(11,048)	(14,630)
Change in accounts payable		8,442	(4,095)
Change in commissions payable		23,373	(131,664)
Change in other liabilities		397	1,604
Net cash provided by operating activities		146,451	345,204
Cash flows from investing activities:			
Purchases of furniture, fixtures and equipment		(3,749)	(39,223)
Purchase of building		-	(1,126,789)
Net cash used by investing activities		(3,749)	(1,166,012)
Cash flows from financing activities:			
Proceeds from borrowings		-	1,000,000
Principal payments on mortgage note		(12,564)	(6,588)
Cash dividends paid on preferred stock		(60,548)	(60,548)
Purchase of treasury stock		-	(4,549)
Net cash provided (used) by financing activities		(73,112)	928,315
Net change in cash		69,590	107,507
Cash at beginning of year		1,048,952	941,445
Cash at end of year	$	1,118,542	1,048,952
Supplemental disclosure of cash paid for interest	$	85,211	50,337

See accompanying notes to financial statements.

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Woodstock Financial Group, Inc. (the "Company") is a full service securities brokerage firm, which has been in business since 1995. During 2006, the Company changed its name from Raike Financial Group, Inc. to Woodstock Financial Group, Inc. The Company is registered as a broker-dealer with the National Association of Securities Dealers ("NASD") in 49 states, Puerto Rico, Washington D.C. and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB"). The Company is subject to net capital and other regulations of the U.S. Securities and Exchange Commission ("SEC"). The Company offers full service commission and fee-based money management services to individual and institutional investors. The Company maintains a custody-clearing relationship with Southwest Securities, Inc. In 2005, the Company, as a registered investment advisor, created a managed account program named "RFG Stars". Through the RFG Stars Program, the Company provides investment advisory services to clients. All RFG Stars Program client accounts are maintained with Fidelity Registered Investment Advisor Group ("FRIAG"), an arm of Fidelity Investments. FRIAG provides brokerage, custody, and clearing services to RFG Stars Program clients.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Revenue Recognition and Commissions Receivable

Commissions represent transactions processed and net fees charged to customers per transaction for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flow, the Company considers all investments with an original maturity of three months or less to be a cash equivalent. As of December 31, 2007 and 2006, the Company maintained cash balances with financial institutions and brokerage companies totaling $949,952 and $882,827, respectively, that exceeded the Federal deposit insurance limits.

Building and Furniture, Fixtures and Equipment

Building, furniture, fixtures and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets as shown below:

Furniture	5 – 7 years
Equipment	3 years
Building	39 years

The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

The Company closed on the purchase of its office building on May 25, 2006 for a total cost of $1,273,455, financing it with a $1,000,000 loan with a 5-year balloon amortized on a 25-year basis, at a fixed rate interest rate of 8.610%.

Subsequent to the closing of this commercial property purchase the Company pays a monthly fee of $4,200 in condo association fees in addition to the mortgage payment.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Treasury Stock

Treasury stock is accounted for by the cost method. Subsequent reissuances are accounted for at average cost.

Net Earnings Per Share

During the years ended December 31, 2007 and 2006, the Company had potential common stock issuances outstanding totaling 865,000 shares related to preferred stock and warrants. As of December 31, 2007, all warrants have expired. The effect of the remaining convertible preferred stock issuances would be antidilutive because the exercise price is more than the fair value of the stock. The effect of these potential common stock issuances has been excluded from the computation of net earnings per share for each year. Additionally, as of December 31, 2007, the Company had options outstanding. The effect of these options was not considered due to their antidilutive effect. Presented below is a summary of earnings per share for the years ended December 31, 2007 and 2006:

		2007	2006
Weighted average common shares outstanding		17,629,044	17,629,044
Net earnings (loss)	$	(362,826)	283,241
Preferred stock dividend		(60,548)	(60,548)
Net earnings (loss) attributable to common shareholders	$	(423,374)	222,693
Net earnings (loss) per common share	$	(.02)	.01

Stock-Based Compensation

The Company sponsors a stock-based incentive compensation plan for the benefit of certain employees. Previously, the Company had accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations, whereby stock-based employee compensation costs had been reflected in net earnings, but only to the extent that the option price was less than the market value of the Company's common stock at the option grant date. The Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004) "Share-Based Payment" (SFAS No. 123(R)) on the required effective date, January 1, 2006. The adoption of SFAS No.123(R) had no effect on prior period net earnings or earnings per share.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Recent Accounting Pronouncements

The following accounting standards that have been issued or proposed by the Financial Accounting Standards Board and other standard setting entities that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

SFAS No. 157, *Fair Value Measurements*

This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. However, the application of this Statement may change how fair value is determined. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*

This Statement provides all entities with an option to report selected financial assets and liabilities at fair value. The Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007, with early adoption available in certain circumstances.

(2) **Related Party Transactions**

The majority shareholder receives consulting fees in the amount of $130,000 annually. In addition, the Company pays a bonus equal to 2.5% of revenues to the majority shareholder. The majority shareholder's spouse also receives consulting fees of $120,000 annually. During the year ended December 31, 2007 and 2006, the majority shareholder earned a bonus of $202,914 and $231,606, respectively. Of the $231,606 bonus earned in 2006, $37,173 was forgiven.

In 2004, the Company entered into an agreement with Pea Pod Consulting, Inc., which is owned by a former member of the Company's Board of Directors. This agreement called for annual consulting fees for services related to regulatory compliance and other operational issues totaling $84,000, of which a total of $35,538 was paid during 2007 and $84,000 was paid during 2006. The agreement with Pea Pod Consulting, Inc. was terminated voluntarily effective April 20, 2007.

(3) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,241,639, which was $1,141,639 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.42 to 1.

(4) **Income Taxes**

The components of income tax expense for the years ended December 31, 2007 and 2006 are as follows:

		2007	2006
Current	$	-	-
Deferred		(134,027)	108,505
Change in valuation allowance		134,027	(108,505)
	$	-	-

(4) **Income Taxes, continued**

The difference between income tax expense computed by applying the statutory federal income tax rate to earnings before taxes for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Pretax income at statutory rate	$ (123,361)	96,569
State income tax, net of federal benefit	(14,512)	11,330
Other	3,846	606
Change in valuation allowance	134,027	(108,505)
	$ -	-

The following summarizes the components of deferred taxes at December 31, 2007 and 2006.

	2007	2006
Deferred income tax assets:		
Operating loss carryforwards	$ 327,928	322,550
Stock based compensation expense	128,649	-
Total gross deferred income tax assets	456,577	322,550
Less valuation allowance	(456,577)	(322,550)
Net deferred tax asset	$ -	-

During 2007 and 2006, a valuation allowance was established for the entire amount of the net deferred tax asset, as the realization of the deferred tax asset is dependent on future taxable income.

At December 31, 2007, the Company had net operating loss carryforwards for tax purposes of approximately $1.2 million which will expire beginning in 2016 if not previously utilized.

(5) **Selling, General and Administrative Expenses**

Components of selling, general and administrative expenses, which are greater than 1% of total revenues for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006
Consultant fees	$ 604,406	632,423
Compensation	411,212	336,695
Compensation expense related to stock options	338,550	-
Errors & omissions insurance	116,257	113,068
Legal and professional fees	133,386	86,362

(6) **Shareholders' Equity**

Stock Option Plan

The Company sponsors an incentive stock option plan for the benefit of certain employees in order that they might purchase Company stock at a certain price. Initially, a total of 800,000 shares of the Company's common stock were reserved for possible issuance under this plan. In May 2007, the Board of Directors approved increasing the total shares available for potential future option grants to approximately 6.9 million shares, from which 2,257,000 options were granted in 2007. There were no stock options granted during 2006 and there were no stock options outstanding at December 31, 2006.

(6) **Shareholders' Equity, continued**

Stock Option Plan, continued

During July 2007, the Company granted a total of 2,257,000 options to certain brokers with a strike price of $.01 where the market value of the Company's stock was $.15 per share at the time of grant. These options vested immediately, and the Company recognized expense related to these options of $338,550. The fair value of these options, using the Black-Scholes pricing model was $.15 per share.

A summary of activity in the stock option plan is presented below:

	2007	
	Shares	Weighted Average Price Per Share
Outstanding, beginning of year	-	$ -
Granted during the year	2,257,000	.01
Cancelled during the year	-	-
Exercised during the year	-	-
Outstanding and exercisable, end of year	2,257,000	$ .01

The total intrinsic value of options outstanding and exercisable as of December 31, 2007 was $315,980.

The Company used the following assumptions in estimating the fair value of the option awards:

Expected volatility	.5%
Risk-free interest rate	4.99%
Expected life	10 years
Dividend yield	0%

Perpetual Preferred Stock

The Preferred Stock pays a cumulative annual dividend of $.70 per share. Each share of Preferred Stock is convertible into five shares of common stock at the option of the holder. Each share of Preferred Stock is mandatorily convertible into five shares of common stock upon the filing of a public offering registration statement or a change in control (as defined). The Company may redeem the Preferred Stock by giving 30-day's notice to the preferred stockholders for a redemption price of $10.00 per share, plus unpaid dividends through the redemption date. Upon voluntary or involuntary dissolution of the Company, the preferred stockholders will receive $10.00 per share prior to the distribution of any amounts to common shareholders. The Preferred Stock has no voting rights. As of December 31, 2007 and 2006, there were no preferred dividends in arrears.

Warrants

In connection with the issuance of the Company's Preferred Stock, the Company issued 216,250 Class A warrants and 216,250 Class B warrants. The Class A warrants allow each holder to purchase one share of common stock for $1.50 and expired on January 31, 2006 and the Class B warrants allow each holder to purchase one share of common stock for $2.50 and expired on January 31, 2007.

(7) **Employee Retirement Plan**

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE IRA). Employees who receive at least $5,000 of compensation for the calendar year are eligible to participate. The Company matches employee contributions dollar for dollar up to three percent of the employee's compensation. Total contributions for any employee are limited by certain regulations. During 2007 and 2006, the Company contributed approximately $9,900 and $8,000, respectively, to the plan.

SUPPLEMENTAL

SCHEDULE

WOODSTOCK FINANCIAL GROUP, INC.
(formerly Raike Financial Group, Inc.)
Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Computation of Net Capital:

Total shareholders' equity	$ 1,524,586
Non-allowable assets	(280,913)
Tentative net capital	1,243,673
Unsecured debits	(2,034)
Net capital	1,241,639
Minimum net capital	100,000
Excess net capital	$ 1,141,639

Aggregate Indebtedness to Net Capital Ratio:

Aggregate indebtedness	$ 525,726
Net capital	$ 1,241,639
Ratio	0.42 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):

Net capital as reported in unaudited FOCUS report, as filed	$ 1,242,408
Difference in nonallowable assets	(769)
Net capital per above	$ 1,241,639

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Woodstock Financial Group, Inc.
Woodstock, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Woodstock Financial Group, Inc., formerly known as Raike Financial Group, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with the standards of the Public Company Oversight Board (United States), we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 23, 2008

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